Law Department N9305-173 1700 Wells Fargo Center Sixth and Marquette Minneapolis, MN 55479 Mary E. Schaffner, Senior Company Counsel and Assistant Secretary 612/667-2367 612/667-6082

VIA EDGAR

January 31, 2008

Christian N. Windsor, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4563

Washington, D.C. 20549

Re:	Wells Fargo & Company
Definitive 14A
Filed March 16, 2007
File No. 01-2979

Dear Mr. Windsor:

As we discussed today, Wells Fargo & Company (the “Company”) has requested, and the Securities and Exchange Commission has granted an extension of time for the Company to reply to the Commission’s January 17, 2008 letter from January 31, 2008 to February 8, 2008.

If you have any questions, please contact me by telephone to 612-667-2367 or fax at 612-667-6082, or by e-mail to mary.e.schaffner@wellsfargo.com.

Very truly yours,

/s/Mary E. Schaffner

Mary E. Schaffner

Senior Company Counsel

cc:	James M. Strother
Executive Vice President,
General Counsel